UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019

Commission File Number: 001-38146

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

1 Jinghua South Road, Wangzuo Plaza East Tower

Room 2112

Beijing, People’s Republic of China 100020

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Director

On October 25, 2018, Chuang Chen tendered his resignation as Independent Director and Chairman of Audit Committee of AGM Group Holdings Inc. (the “Company”), effective December 31, 2018.  Mr. Chen’s resignation from the Board of Directors is not the result of any disagreement with the Company’s operations, policies or procedures.

The resignation of Chuang Chen has been approved by the Nominating Committee, the Compensation Committee and the Board of Directors of the Company.

Appointment of Director

On January 8, 2019, at the recommendation of the Nominating Committee and the Compensation Committee, the Board of Directors of the Company approved, confirmed and ratified the appointment of Fangjie Wang as an independent director of the Company, with an annual compensation of RMB72,000 (approximately US$10,472 according to the exchange rate of 6.8755) effective January 1, 2019 until the Company’s next annual meeting of shareholders and until her successor is duly elected and qualified, or until her earlier death, resignation or removal. Ms. Wang will be serving on the Board of Directors as a non-employee, independent director. The Board has determined Ms. Wang is an “independent” director and an “audit committee financial expert” under applicable U.S. Securities and Exchange Commission (“SEC”) and Nasdaq Marketplace Rules. Ms. Wang has also been named as a member of the Nominating Committee and Compensation Committee, and as the Chairwomen of the Audit Committee.

Ms. Wang, age 29, has been working as an Audit Manager at Beijing Hua Long Ding Jia Certified Public Accountants Co., Ltd since March 2018. Prior to that, she worked at Zhongxinghua Certified Public Accountants LLP as an Audit Assistant from August 2017 to February, 2018. She worked as the Lecturer of International Economics and Trade at Hubei Vocational Technical Institute from June 2016 to July 2017. She interned as a teacher of Ecological Tourism at Adult Education Academy of Guangxi Normal University. She interned as an assistant at Tian Jia Bing Academy of Guangxi Normal University from June 2014 to March 2016. From August 2013 to May 2014, she worked as an Internal Assistant to Duty Manager at Xiaogan Branch of Agricultural Bank of China. Ms. Wang graduated from Guangxi Normal University in 2016 and received a master’s degree in Management. Before that, she received a bachelor’s degree in International Economics and Trade from Hubei University. Ms. Fangjie Wang is an accounting expert and is experienced with establishing effective internal control system.

There are no family relationships between Fangjie Wang and any other employees or members of the Board of Directors of the Company.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Correspondence of Chuang Chen’s Resignations as Director, dated October 25, 2018.
10.2	Employment Agreement of Fangjie Wang dated January 1, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2019	AGM GROUP HOLDINGS INC.

	By:	/s/ Wenjie Tang
	Name:	Wenjie Tang
	Title:	Chief Executive Officer and Director

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